EXHIBIT 99.5
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VIKING ENERGY ROYALTY TRUST TO PRESENT AT THE FIRSTENERGY EAST COAST
CANADIAN ENERGY CONFERENCE IN NEW YORK

Calgary, February 25, 2005/CNW/ - Notification of live webcast event:

Viking Energy Royalty Trust
Live webcast presentation
Wednesday, March 2, 2005, 3:35 PM ET

To listen and view this online event, please visit:

HTTP://WWW.FIRSTENERGY.COM/NY05/VKR_UN.HTM

The presentation will be available in an archived version at this link for 30 days following the live presentation.

For more information on the webcast please visit WWW.FIRSTENERGY.COM or contact:

John Zahary, President and CEO
Viking Energy Royalty Trust
403-268-3175